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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-41848

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

RECEIVED FEB 24 2006 185 PROCESSING SECTION

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Fund Management Company

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
11 Greenway Plaza, Suite 100
(No. and Street)

Houston	**TX**	**77046**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David Hartley **404-439-3478**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

1401 McKinney, Suite 1200	**Houston**	**TX**	**77010**
(Address)	(City)	(State)	(Zip Code

PROCESSED
APR 21 2006
THOMSON FINANCIAL

CHECK ONE:
✓ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, David Hartley, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Fund Management Company, as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

David Hartley
Chief Accounting Officer

Notary Public

Notary Public, Douglas County, Georgia
My Commission Expires Feb. 25, 2006.

This report** contains (check all applicable boxes):

✓ (a) Facing page.
✓ (b) Statement of Financial Condition.
✓ (c) Statement of Operations.
✓ (d) Statement of Cash Flows.
✓ (e) Statement of Changes in Stockholders' Equity.
N/A (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
✓ (g) Computation of Net Capital Under Rule 15c3-1 (a)(1)(ii).
N/A (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
N/A (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
N/A (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
N/A (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
✓ (l) An Oath or Affirmation.
N/A (m) A copy of the SIPC Supplemental Report.
✓ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
✓ (o) Independent auditor's report on internal control.
N/A (p) Schedule of segregation requirements and funds in segregation – customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Financial Statements and Supplemental Information

Fund Management Company
Year Ended December 31, 2005
With Report and Supplementary Report of Independent Registered Public Accounting Firm

Fund Management Company

Financial Statements and Supplemental Information

Year Ended December 31, 2005

Contents

ERNST & YOUNG

Ernst & Young LLP
5 Houston Center
Suite 1200
1401 McKinney Street
Houston, Texas 77010-4035

Phone: (713) 750-1500
Fax: (713) 750-1501
www.ey.com

Report of Independent Registered Public Accounting Firm

To the Board of Directors of
Fund Management Company

We have audited the accompanying statement of financial condition of Fund Management Company (the Company) as of December 31, 2005, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company at December 31, 2005, and the results of its operations and its cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst & Young LLP

Houston, Texas
February 3, 2006

Fund Management Company

Statement of Financial Condition

December 31, 2005

Assets	
Cash equivalents, affiliated registered investment companies	$ 6,947,510
Due from affiliated registered investment companies	749,383
Other assets	155,627
Deferred tax asset	141,408
Total assets	$ 7,993,928
Liabilities and stockholder's equity	
Liabilities:	
Due to dealers for distribution fees	$ 623,383
Due to affiliated companies	375,950
State income taxes payable	529,685
Total liabilities	1,529,018
Stockholder's equity:	
Common stock, $1 par value; authorized 1,000,000 shares, 50,000 shares issued and outstanding	50,000
Retained earnings	6,414,910
Total stockholder's equity	6,464,910
Total liabilities and stockholder's equity	$ 7,993,928

See accompanying notes.

Fund Management Company

Statement of Income

Year Ended December 31, 2005

Operating income:	
Marketing servicing fees allocated from affiliates	$24,880,000
Distribution fees	1,490,201
Interest and other income	165,585
Total operating income	26,535,786
Operating expenses:	
Allocations from affiliates	6,206,437
Compensation allocation from affiliates	7,160,923
Total operating expenses	13,367,360
Income before income taxes	13,168,426
Income tax expense (benefit):	
Current	4,960,424
Deferred	(40,715)
Total income tax expense	4,919,709
Net income	$ 8,248,717

See accompanying notes.

Fund Management Company

Statement of Changes in Stockholder's Equity

	Common Stock	Retained Earnings	Total Stockholder's Equity
Balance, January 1, 2005	$ 50,000	$ 4,566,193	$ 4,616,193
Net income	–	8,248,717	8,248,717
Dividends paid	–	(6,400,000)	(6,400,000)
Balance, December 31, 2005	$ 50,000	$ 6,414,910	$ 6,464,910

See accompanying notes.

Fund Management Company

Statement of Cash Flows

Year Ended December 31, 2005

Cash flows from operating activities	
Net income	$ 8,248,717
Adjustments to reconcile net income to net cash provided by operating activities:	
Change in operating assets and liabilities:	
Increase in due from affiliated registered investment company	(749,383)
Decrease in other assets	123,299
Increase in deferred tax asset	(40,715)
Increase in due to dealers for distribution fees	623,383
Decrease in due to affiliated companies	(617,273)
Increase in state income taxes payable	322,275
Total change in operating assets and liabilities	(338,414)
Net cash provided by operating activities	7,910,303
Cash flows from financing activities	
Dividends paid	(6,400,000)
Net cash used in financing activities	(6,400,000)
Net increase in cash equivalents	1,510,303
Cash equivalents, beginning of year	5,437,207
Cash equivalents, end of year	$ 6,947,510
Supplemental cash flow disclosure	
Income tax payments	$ 4,639,215

See accompanying notes.

Fund Management Company

Notes to Financial Statements

December 31, 2005

1. Summary of Significant Accounting Policies

Basis of Presentation

Fund Management Company (the Company) is a wholly owned subsidiary of A I M Advisors, Inc. (Advisors). Advisors is owned by A I M Management Group, Inc. (Management), which in turn is owned by AVZ, Inc. (AVZ), the ultimate U.S. parent of the Company. AVZ is owned by AMVESCAP PLC, a publicly traded holding company that, through its subsidiaries, is primarily engaged in investment management worldwide.

The Company is registered as a broker-dealer in securities under the Securities Exchange Act of 1934.

The Company acts as the principal underwriter and distributor for certain affiliated registered investment companies (AIM Funds) and certain affiliated unregistered money market funds.

Cash Equivalents

The Company considers highly liquid assets such as the amounts in affiliated money market funds to be cash equivalents.

Distribution Fees

The Company receives fees from affiliated registered investment companies pursuant to Rule 12b-1 plans (Investment Company Act of 1940) adopted by the registered investment companies. Such fees are paid to the Company as compensation for expenses incurred by the Company for the distribution of shares of the registered investment company. The fees are based on a specified annual percentage of the affiliated registered investment company's average daily net assets and are accrued on a monthly basis.

Transactions With Affiliated Companies

The Company is allocated expenses by an affiliated company based upon estimates of time devoted to the operations of the Company by personnel of the affiliated company and usage of shared facilities. The Company is also allocated revenue from Advisors for services performed for marketing affiliated registered investment companies and other investment products managed by Advisors. The revenue allocation is intended to reimburse the Company for current expenses.

1. Summary of Significant Accounting Policies (continued)

Federal Income Taxes

For federal income tax purposes, the Company's income is included in the consolidated income tax return filed by AVZ. Deferred and current taxes are provided at the statutory rate in effect during the year (35%) by the members of the consolidated group based on the amount that the respective member would pay or have refunded if it were to file a separate return. The effective tax rate was 37.4% primarily due to the effect of state taxes.

The deferred tax asset relates to the deductibility of state and city taxes for federal tax purposes.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Management believes that the estimates utilized in preparing its financial statements are reasonable and prudent. Actual results could differ from those estimates.

2. Net Capital Requirements

In accordance with regulations of the Securities and Exchange Commission (the SEC), the Company must maintain minimum net capital, as defined. The Company utilizes the "Alternative Standard" method of Net Capital Computation pursuant to SEC Rule 15c3-1, which requires the Company to maintain minimum net capital of $250,000. However, the Company intends to maintain regulatory net capital of at least $300,000 in order to be in compliance with the early warning rules. At December 31, 2005, the Company had net capital of $5,902,925, which exceeded required net capital of $250,000 by $5,652,925.

3. Concentration of Credit Risk

The Company is engaged in brokerage activities in which counterparties primarily include broker-dealers. In the event that counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

4. Regulatory Inquiries and Actions

Settled Enforcement Actions and Investigations Related to Market Timing

On October 8, 2004, INVESCO Funds Group, Inc. (IFG) (former investment advisor to certain AIM Funds) and Advisors reached final settlements with certain regulators, including without limitation the Securities and Exchange Commission (SEC), the New York Attorney General (NYAG) and the Colorado Attorney General (COAG), to resolve civil enforcement actions and investigations related to market timing activity and related issues in the AIM Funds, including those formerly advised by IFG. These regulators alleged, in substance, that IFG and Advisors failed to disclose in the prospectuses for the AIM Funds that they advised and to the independent directors /trustees of such Funds that they had entered into certain arrangements permitting market timing of such Funds, thereby breaching their fiduciary duties to such Funds. As a result of the foregoing, the regulators alleged that IFG and Advisors breached various Federal and state securities, business and consumer protection laws. On the same date, the Company reached a final settlement with the SEC to resolve an investigation relating to market timing activity and related issues in the AIM Funds. The SEC also alleged that the Company violated various Federal securities laws. The SEC also has settled related market timing enforcement actions brought against certain former officers and employees of IFG.

Under the terms of the settlements, IFG agreed to pay a total of $325 million, of which $110 million is civil penalties. Advisors has made all required restitution and penalty payments. Advisors and the Company agreed to pay a total of $50 million, of which $30 million is civil penalties, all of which has been paid. The entire $325 million IFG settlement payment will be made available for distribution to the shareholders of those AIM Funds that IFG formerly advised that were harmed by market timing activity, and the entire $50 million settlement payment by Advisors and the Company will be made available for distribution to the shareholders of those AIM Funds advised by Advisors that were harmed by market timing activity, all as to be determined by an independent distribution consultant. The settlement payments will be distributed in accordance with a methodology to be determined by the independent distribution consultant, in consultation with Advisors and the independent trustees of the AIM Funds and acceptable to the staff of the SEC. Under the settlements with the NYAG and COAG, Advisors has agreed to reduce management fees on certain equity and balanced AIM Funds by $15 million per year for the next five years, based upon effective fee rates and assets under management as of July 1, 2004, and not to increase certain management fees.

4. Regulatory Inquiries and Actions (continued)

Under the terms of the settlements, Advisors will make certain governance and compliance reforms, including maintaining an internal controls committee and retaining an independent compliance consultant and a corporate ombudsman. Also, commencing in 2007 and at least once every other year thereafter, Advisors will undergo a compliance review by an independent third party. In addition, under the terms of the settlements, Advisors has undertaken to cause the AIM Funds to operate in accordance with certain governance policies and practices, including retaining a full-time independent senior officer whose duties will include monitoring compliance and managing the process by which proposed management fees to be charged the AIM Funds are negotiated. Also, commencing in 2008 and not less than every fifth calendar year thereafter, the AIM Funds will hold shareholder meetings at which their Boards of Trustees will be elected.

The payments made in connection with the above-referenced settlements by IFG, Advisors and the Company will total approximately $375 million (not including Advisors' agreement to reduce management fees on certain equity and balanced AIM Funds by $15 million per year for the next five years, based upon effective fee rates and assets under management as of July 1, 2004). The manner in which the settlement payments will be distributed is unknown at the present time and will be determined by an independent distribution consultant to be appointed under the settlement agreements.

Regulatory Inquiries and Pending Litigation

The mutual fund industry as a whole is currently subject to regulatory inquiries and litigation related to a wide range of issues. These issues include, among others, market timing activity, late trading, fair value pricing, excessive or improper advisory and/or distribution fees, mutual fund sales practices, including but not limited to revenue sharing and directed-brokerage arrangements, investments in securities of other registered investment companies, contractual plans, issues related to Section 529 college savings plans, procedures for locating lost security holders and participation in class action settlements.

As described more fully below, IFG and Advisors are the subject of a number of ongoing regulatory inquiries and civil lawsuits related to one or more of the issues currently being scrutinized by various Federal and state regulators, including but not limited to those issues described above. Additional regulatory actions and/or civil lawsuits related to the above or other issues may be filed against the AIM Funds, IFG, Advisors and/or related

4. Regulatory Inquiries and Actions (continued)

entities and individuals in the future. Additional regulatory inquiries related to the above or other issues also may be received by the AIM Funds, IFG, Advisors and/or related entities and individuals in the future.

Ongoing Regulatory Inquiries Concerning IFG and Advisors

IFG, certain related entities, certain of their current and former officers and/or certain of the AIM Funds formerly advised by IFG have received regulatory inquiries in the form of subpoenas or other oral or written requests for information and/or documents related to one or more of the following issues, some of which concern one or more such Funds: market timing activity, late trading, fair value pricing, excessive or improper advisory and/or distribution fees, mutual fund sales practices, including revenue sharing and directed-brokerage arrangements, and investments in securities of other registered investment companies. These regulators include the SEC, the NASD, Inc. (NASD), the Florida Department of Financial Services, the Attorney General of the State of West Virginia, the West Virginia Securities Commission and the Bureau of Securities of the State of New Jersey. IFG and certain of these other parties also have received more limited inquiries from the United States Department of Labor (DOL) and the United States Attorney's Office for the Southern District of New York, some of which concern one or more of the AIM Funds formerly advised by IFG. IFG is providing full cooperation with respect to these inquiries.

Advisors, certain related entities, certain of their current and former officers and/or certain of the AIM Funds have received regulatory inquiries in the form of subpoenas or other oral or written requests for information and/or documents related to one or more of the following issues, some of which concern one or more AIM Funds: market timing activity, late trading, fair value pricing, excessive or improper advisory and/or distribution fees, mutual fund sales practices, including revenue sharing and directed-brokerage arrangements, investments in securities of other registered investment companies, contractual plans, issues related to Section 529 college savings plans and procedures for locating lost security holders. These regulators include the SEC, the NASD, the Department of Banking for the State of Connecticut, the Attorney General of the State of West Virginia, the West Virginia Securities Commission and the Bureau of Securities of the State of New Jersey. Advisors and certain of these other parties also have received more limited inquiries from the SEC, the NASD, the DOL, the Internal Revenue Service, the United States Attorney's Office for the Southern District of New York, the United States Attorney's Office for the Central District of California, the United States

4. Regulatory Inquiries and Actions (continued)

Attorney's Office for the District of Massachusetts, the Massachusetts Securities Division, the U.S. Postal Inspection Service and the Commodity Futures Trading Commission, some of which concern one or more AIM Funds. Advisors is providing full cooperation with respect to these inquiries.

West Virginia Attorney General Suit and Auditor Proceeding

On April 12, 2005, the Attorney General of the State of West Virginia (WVAG) filed civil proceedings against Advisors, IFG and A I M Distributors, Inc. (ADI), as well as numerous unrelated mutual fund complexes and financial institutions. None of the AIM Funds has been named as a defendant in these proceedings. The WVAG complaint, filed in the Circuit Court of Marshall County, West Virginia [Civil Action No. 05-C-81], alleges, in substance, that Advisors, IFG and ADI failed to disclose in the prospectuses for the AIM Funds, including those formerly advised by IFG, that they had entered into certain arrangements permitting market timing of such Funds, thereby breaching their fiduciary duties to such Funds. As a result of the foregoing, the WVAG alleges violations of W. Va. Code § 46A-1-101, *et seq.* (the West Virginia Consumer Credit and Protection Act). The WVAG is seeking injunctions; civil monetary penalties; a writ of *quo warranto* against the defendants for their alleged improper actions; pre-judgment and post-judgment interest; costs and expenses, including counsel fees; and other relief. On May 31, 2005, the Defendants removed this action to the U.S. District Court for the Northern District of West Virginia at Wheeling. On June 13, 2005, the Federal Courts' Multi-District Litigation (MDL) Panel issued a Conditional Transfer Order transferring this action to the MDL action with respect to industry-wide market timing private litigation described below. On June 29, 2005, the WVAG filed a Notice of Opposition to this Conditional Transfer Order. This opposition was effectively overruled when the MDL Panel made the Conditional Transfer Order final on October 19, 2005. On July 7, 2005, the Supreme Court of West Virginia ruled in the context of a separate lawsuit that the WVAG does not have authority pursuant to W. Va. Code Section 46A-6-104 of the West Virginia Consumer Credit and Protection Act to bring an action based upon conduct that is ancillary to the purchase or sale of securities. Advisors intends to seek dismissal of the WVAG's lawsuit in light of this ruling.

4. Regulatory Inquiries and Actions (continued)

On August 30, 2005, the West Virginia Office of the State Auditor-Securities Commission (WVASC) issued a Summary Order to Cease and Desist and Notice of Right to Hearing to Advisors and ADI (Order No. 05-1318). The WVASC purports to make findings of fact that essentially mirror the WVAG's allegations mentioned above and conclusions of law to the effect that Advisors and ADI violated the West Virginia securities laws. Each of the WVAG and the WVASC are represented by the same private law firm acting as a so-called "private state attorney general." The WVASC purports to order Advisors and ADI to cease any further violations and seeks to impose monetary sanctions, including restitution to affected investors, disgorgement of fees, reimbursement of investigatory, administrative and legal costs and an "administrative assessment" to be determined by the Commissioner. Initial research indicates that these damages could be limited or capped by statute. Advisors and ADI have the right to request a hearing on this matter, and intend to do so.

Private Civil Actions Alleging Market Timing

Multiple civil lawsuits, including purported class action and shareholder derivative suits, have been filed against various parties (including, depending on the lawsuit, certain AIM Funds, IFG, Advisors, Management, AMVESCAP PLC (AMVESCAP), the parent company of IFG and Advisors, certain related entities, certain of their current and former officers and/or certain unrelated third parties) making allegations that are similar in many respects to those in the settled regulatory actions brought by the SEC, the NYAG and the COAG concerning market timing activity in the AIM Funds. These lawsuits allege a variety of theories of recovery, including but not limited to: (i) violation of various provisions of the Federal and state securities laws; (ii) violation of various provisions of ERISA; (iii) breach of fiduciary duty; and/or (iv) breach of contract. These lawsuits were initiated in both Federal and state courts and seek such remedies as compensatory damages; restitution; injunctive relief; disgorgement of management fees; imposition of a constructive trust; removal of certain directors and/or employees; various corrective measures under ERISA; rescission of certain Funds' advisory agreements; declaration that advisory agreement is unenforceable or void; refund of advisory fees; interest; and attorneys' and experts' fees.

All lawsuits based on allegations of market timing, late trading, and related issues have been transferred to the United States District Court for the District of Maryland (the MDL Court) for consolidated or coordinated pre-trial proceedings. Pursuant to an Order of the

4. Regulatory Inquiries and Actions (continued)

MDL Court, plaintiffs consolidated their claims for pre-trial purposes into three amended complaints against various Advisors and IFG-related parties: (i) a Consolidated Amended Class Action Complaint purportedly brought on behalf of shareholders of the AIM Funds; (ii) a Consolidated Amended Fund Derivative Complaint purportedly brought on behalf of the AIM Funds and fund registrants; and (iii) an Amended Class Action Complaint for Violations of the Employee Retirement Income Securities Act (ERISA) purportedly brought on behalf of participants in AMVESCAP's 401(k) plan. The plaintiffs in two of the underlying lawsuits continue to seek remand of their lawsuit to state court.

The MDL Court issued rulings on the common issues of law presented in motions to dismiss shareholder class action and derivative complaints that were filed in unrelated lawsuits. On November 3, 2005, the MDL Court issued short opinions for the most part applying these rulings to the Advisors and IFG lawsuits. The MDL Court dismissed all derivative causes of action but one: the excessive fee claim under Section 36(b) of the Investment Company Act of 1940 (the 1940 Act). The Court dismissed all claims asserted in the class action complaint but three: (i) the securities fraud claims under Section 10(b) of the Securities Exchange Act of 1934, (ii) the excessive fee claim under Section 36(b) of the 1940 Act (which survived only insofar as plaintiffs seek recovery of fees associated with the assets involved in market timing); and (iii) the MDL Court deferred ruling on the "control person liability" claim under Section 48 of the 1940 Act. The question whether the duplicative Section 36(b) claim properly belongs in the derivative complaint or in the class action complaint will be decided at a later date.

At the MDL Court's request, the parties submitted proposed orders implementing these rulings in the Advisors and IFG lawsuits. The MDL Court has not entered any orders on the motions to dismiss in these lawsuits and it is possible the orders may differ in some respects from the rulings described above. Based on the MDL Court's opinion and both parties' proposed orders, however, all claims asserted against the Funds that have been transferred to the MDL Court will be dismissed, although certain Funds will remain nominal defendants in the derivative lawsuit.

On December 6, 2005, the MDL Court issued rulings on the common issues of law presented in defendants' omnibus motion to dismiss the ERISA complaints. The ruling was issued in unrelated lawsuits that are similar to the ERISA lawsuit brought against Advisors/IFG and related entities. The MDL Court: (i) denied the motion to dismiss on

4. Regulatory Inquiries and Actions (continued)

the grounds that the plaintiffs lack standing or that the defendants' investments in company stock are entitled to a presumption of prudence; (ii) granted the motion to dismiss as to defendants not named in the employee benefit plan documents as fiduciaries but gave plaintiffs leave to replead facts sufficient to show that such defendants acted as de facto fiduciaries; and (iii) confirmed plaintiffs' withdrawal of their prohibited transactions and misrepresentations claims.

Private Civil Actions Alleging Improper Use of Fair Value Pricing

Two civil class action lawsuits have been filed against various parties (including, depending on the lawsuit, certain AIM Funds, IFG and/or Advisors) alleging that certain AIM Funds inadequately employed fair value pricing. These lawsuits allege a variety of theories of recovery, including but not limited to: (i) violations of various provisions of the Federal securities laws; (ii) common law breach of duty; and (iii) common law negligence and gross negligence. These lawsuits seek such remedies as compensatory and punitive damages; interest; and attorneys' fees and costs. One of these two cases has been transferred to the United State District Court for the District of Maryland as part of the market timing MDL proceedings described above. The other (a case against Advisors) was removed from Illinois state court in Madison County to the Federal District Court for the Southern District of Illinois, which dismissed the suit based on a recent federal appellate court decision. The plaintiff is challenging the dismissal. On July 7, 2005, the federal district court rejected the plaintiff's challenge. The plaintiff filed a Notice of Appeal. On September 2, 2005, the Federal Appellate Court consolidated the nine cases on this subject matter, including the case against Advisors.

Private Civil Actions Alleging Excessive Advisory and/or Distribution Fees

Multiple civil lawsuits, including purported class action and shareholder derivative suits, have been filed against various parties (including, depending on the lawsuit, IFG, Advisors, INVESCO Institutional (N.A.), Inc. (IINA), the Company and/or INVESCO Distributors, Inc. (INVESCO Distributors)) alleging that the defendants charged excessive advisory and/or distribution fees and failed to pass on to shareholders the perceived savings generated by economies of scale. Certain of these lawsuits also allege that the defendants adopted unlawful distribution plans. These lawsuits allege a variety of theories of recovery, including but not limited to: (i) violation of various provisions of the Federal securities laws; (ii) breach of fiduciary duty; and/or (iii) breach of contract. These

4. Regulatory Inquiries and Actions (continued)

lawsuits have been filed in Federal courts and seek such remedies as damages, injunctive relief; rescission of certain Funds' advisory agreements and distribution plans; interest; prospective relief in the form of reduced fees; and attorneys' and experts' fees. These cases were consolidated. Because of allegations based on market timing, the MDL Court issued a Conditional Transfer Order transferring this matter to the MDL Court.

Private Civil Actions Alleging Improper Charging of Distribution Fees on a Limited Offering Funds or Share Classes

Multiple civil lawsuits, including shareholder derivative suits, have been filed against various parties (including, depending on the lawsuit, IFG, Advisors, and/or ADI) alleging that the defendants breached their fiduciary duties by charging distribution fees while funds and/or specific share classes were closed generally to new investors and/or while other share classes of the same fund were not charged the same distribution fees. These lawsuits allege a variety of theories of recovery, including but not limited to: (i) violation of various provisions of the Federal securities laws; and (ii) breach of fiduciary duty. These lawsuits have been filed in Federal courts and seek such remedies as damages; injunctive relief; and attorneys' and experts' fees. All of these lawsuits have been transferred to the United States District Court for the Southern District of Texas, Houston Division by order of the applicable United States District Court in which they were initially filed. All of these cases have settled and been dismissed with prejudice.

Private Civil Actions Alleging Improper Mutual Fund Sales Practices and Directed-Brokerage Arrangements

Multiple civil lawsuits, including purported class action and shareholder derivative suits, have been filed against various parties (including, depending on the lawsuit, Management, IFG, Advisors, AIM Investment Services, Inc. (AIS) and/or certain of the trustees of the AIM Funds) alleging that the defendants improperly used the assets of the AIM Funds to pay brokers to aggressively promote the sale of the AIM Funds over other mutual funds and that the defendants concealed such payments from investors by disguising them as brokerage commissions. These lawsuits allege a variety of theories of recovery, including but not limited to: (i) violation of various provisions of the Federal securities laws; (ii) breach of fiduciary duty; and (iii) aiding and abetting a breach of fiduciary duty. These lawsuits have been filed in Federal courts and seek such remedies as compensatory and punitive damages; rescission of certain Funds' advisory agreements

4. Regulatory Inquiries and Actions (continued)

and distribution plans and recovery of all fees paid; an accounting of all fund-related fees, commissions and soft dollar payments; restitution of all unlawfully or discriminatorily obtained fees and charges; and attorneys' and experts' fees.

Private Civil Action Alleging Failure to Ensure Participation in Class Action Settlements

A civil lawsuit, purporting to be a class action lawsuit, has been filed against Advisors, IINA, A I M Capital Management, Inc. and the trustees of the AIM Funds alleging that the defendants breached their fiduciary duties by failing to ensure that the AIM Funds participated in class action settlements in which the AIM Funds were eligible to participate. This lawsuit alleges as theories of recovery: (i) violation of various provisions of the Federal securities laws; (ii) common law breach of fiduciary duty; and (iii) common law negligence. This lawsuit has been filed in Federal court and seeks such remedies as compensatory and punitive damages; forfeiture of all commissions and fees paid by the class of plaintiffs; and costs and attorneys' fees. The Court granted defendants' motion to dismiss and dismissed all of plaintiff's claims.

Currently, management of Advisors and the Company is unable to estimate the impact, if any, that the outcome of the matters described above may have on the Company or Advisors. Advisors intends to make additional capital contributions to maintain the Company's capital at the required minimum level as necessary.

Supplemental Information

Fund Management Company

Schedule I

Computation of Net Capital Under Rule 15c3-1(a)(1)(ii)

Year Ended December 31, 2005

Net capital:	
Stockholder's equity, as reported on statement of financial condition	$ 6,464,910
Less – nonallowable assets:	
Due from affiliated registered investment company	126,000
Other assets	155,627
Deferred tax asset	141,408
Less – adjustments:	
Haircuts on cash equivalents	138,950
Net capital	$ 5,902,925
Net capital requirement	$ 250,000
Net capital in excess of required amount	$ 5,652,925

Note: There were no material differences between the audited computation of net capital included in this report and the corresponding schedule included in the Company's unaudited December 31, 2005, Part IIA Focus filing.

Exemptive Provision of Rule 15c3-3

December 31, 2005

The Company is exempt from the reserve requirements and related computations for the determination thereof under paragraph (k)(2)(i) of Rule 15c3-3 under the Securities and Exchange Commission.

ERNST & YOUNG

Ernst & Young LLP
5 Houston Center
Suite 1200
1401 McKinney Street
Houston, Texas 77010-4035

Phone: (713) 750-1500
Fax: (713) 750-1501
www.ey.com

Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5

To the Board of Directors of
Fund Management Company

In planning and performing our audit of the financial statements and supplemental schedules of Fund Management Company (the Company) for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two

of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a reportable condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, and its operation that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

Houston, Texas
February 3, 2006